Exhibit 99.1

PRESS RELEASE

ERYTECH Announces Poster Presentations

at ASCO 2020 Annual Meeting

Lyon (France) and Cambridge, MA (U.S.), June 1, 2020 – ERYTECH Pharma (Nasdaq & Euronext: ERYP), a clinical-stage biopharmaceutical company developing innovative therapies by encapsulating therapeutic drug substances inside red blood cells, announces the presentation of two posters at the American Society of Clinical Oncology (ASCO) 2020 Virtual Meeting.

1.	Trial in Progress Poster for the ongoing Phase 3 TRYbeCA1 trial (Abstract # TPS4666)

TRYbeCA-1 is a randomized, controlled Phase 3 clinical trial evaluating eryaspase in second-line metastatic pancreatic cancer. The trial is planned to enroll approximately 500 patients in approximately 100 clinical sites in Europe and the U.S. Eligible patients are randomized 1-to-1 to receive eryaspase in combination with standard chemotherapy (gemcitabine/nab paclitaxel or an irinotecan based regimen) or chemotherapy alone. The primary endpoint of TRYbeCA1 is overall survival (OS). The trial is designed to identify a OS hazard ratio (HR) of 0.72 with close to 90% power. An interim efficacy analysis is planned for when approximately two- thirds of events have occurred. To date, approximately 80% of the patients have been enrolled.

Prof Pascal Hammel, MD, PhD, gastroenterologist-oncologist at Beaujon Hospital in Paris and co-principal investigator of the study, commented, “Patients with advanced pancreatic cancer need new treatment options, particularly in second line treatments after failure of gemcitabine-Nab-paclitaxel or FOLFIRINOX combinations. The Trial-in-Progress poster demonstrates that we are making excellent progress toward completing enrolment of this important international study and I look forward to the outcome of the planned interim analysis for superiority towards the end of 2020.”

2.	ctDNA is prognostic and potentially predictive of eryaspase efficacy in patients with advanced pancreatic adenocarcinoma (Abstract #4617)

Eryaspase is composed of L-asparaginase encapsulated in erythrocytes and has demonstrated significant efficacy in a randomized Phase 2 trial1. Prognostic and predictive value of circulating tumor DNA (ctDNA) investigated in this trial.

The analysis from this prospective randomized trial confirmed that the presence of ctDNA at baseline is a strong prognostic factor, and that the early change of ctDNA correlates with treatment outcome. ctDNA could therefore be a potential predictive biomarker of eryaspase efficacy.

Dr Bachet from Sorbonne Université, UPMC Université, IUC, Paris France commented, “ The feasibility of this approach and its potential prognostic value provides a rationale for stratifying patients in future clinical trials. Our results suggest that presence of ctDNA could be a predictive biomarker of eryaspase efficacy which needs to be confirmed from the ongoing phase 3 clinical trial.”

“We are excited about this state-of-the art ctDNA analysis. We will continue our endeavour to investigate ctDNA and other biomarker platforms in the ongoing Phase 3 trial to further understand the efficacy of eryaspase in different patient subsets.” said Dr. Iman El-Hariry, Chief Medical Officer of ERYTECH Pharma.

[1]

Hammel P, Fabienne P, Mineur L, et al. Erythrocyte-encapsulated asparaginase (eryaspase) combined with chemotherapy in second-line treatment of advanced pancreatic cancer: An open-label, randomized Phase IIb trial. Eur J Cancer. 2019;124:91- 101

“We continue to be encouraged by the progress of our Phase 3 trial, despite the unprecedented times due to COVID-19. We are thankful to all our investigators who continued to enroll patients in the study and adhere to our guidelines dealing with potential COVID-19 impact.”

Both posters are available to view online at the ASCO Virtual meeting website: https://meetings.asco.org/am/virtual-format

About pancreatic cancer

Pancreatic cancer is a disease in which malignant (cancer) cells are found in the tissues of the pancreas. Every year there are about 150,000 new cases of pancreatic cancer diagnosed in Europe and the United States. Pancreatic cancer is a particularly aggressive cancer, with a five-year survival rate of less than 10% and is currently the fourth most common cause of cancer death in the EU for men and women.

About ERYTECH and eryaspase

ERYTECH is a clinical-stage biopharmaceutical company developing innovative red blood cell-based therapeutics for severe forms of cancer and orphan diseases. Leveraging its proprietary ERYCAPS® platform, which uses a novel technology to encapsulate drug substances inside red blood cells, ERYTECH is developing a pipeline of product candidates for patients with high unmet medical needs. ERYTECH’s primary focus is on the development of product candidates that target the altered metabolism of cancer cells by depriving them of amino acids necessary for their growth and survival.

The Company’s lead product candidate, eryaspase, which consists of L-asparaginase encapsulated inside donor-derived red blood cells, targets the cancer cell’s altered asparagine and glutamine metabolism. Eryaspase is in Phase 3 clinical development for the treatment of second-line pancreatic cancer and in Phase 2 for the treatment of first-line triple-negative breast cancer. An investigator-sponsored Phase 2 study in second-line acute lymphoblastic leukemia is ongoing in the Nordic countries of Europe.

ERYTECH produces its product candidates for treatment of patients in Europe at its GMP-approved manufacturing site in Lyon, France, and for patients in the United States at its GMP manufacturing site in Princeton, New Jersey, USA.

ERYTECH is listed on the Nasdaq Global Select Market in the United States (ticker: ERYP) and on the Euronext regulated market in Paris (ISIN code: FR0011471135, ticker: ERYP). ERYTECH is part of the CAC Healthcare, CAC Pharma & Bio, CAC Mid & Small, CAC All Tradable, EnterNext PEA-PME 150 and Next Biotech indexes. For more information, please visit www.erytech.com

Forward-looking information

This press release contains forward-looking statements including but not limited to statements with respect to the clinical development plans of eryaspase; the potential indications for and benefits of eryaspase; statements relating to the TRYbeCA-1 clinical trial, including the timeline for patient enrollment as well as expected timing of the availability of results and interim superiority analysis; potential impacts on the Company’s clinical trials, including TRYbeCA-1 clinical trial, due to the coronavirus (COVID-19) pandemic such as delays in regulatory review, manufacturing and supply chain interruptions; and the overall impact of the COVID-19 pandemic on the global healthcare system as well as the Company’s business, financial condition and results of operations. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will” and “continue” and similar expressions. Such statements, forecasts and estimates are based on various assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable when made but may or may not prove to be correct. Actual events are difficult to predict and may depend upon factors that are beyond ERYTECH’s control. There can be no guarantees with respect to pipeline product candidates that the candidates will receive the necessary regulatory approvals or that they will prove to be commercially successful. Therefore, actual results and timeline may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates. Further description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers (AMF), the Company’s Securities and Exchange Commission (SEC) filings and reports, including in the Company’s 2019 Document d’Enregistrement Universel filed with the AMF on March 18, 2020 and in the Company’s Annual Report on Form 20-F filed with the SEC on March 18, 2020 and future filings and reports by the Company. Given these uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements. ERYTECH disclaims any obligation to update any such forward-looking statement, forecast or estimates to reflect any change in ERYTECH’s expectations with regard thereto, or any change in events, conditions or circumstances on which any such statement, forecast or estimate is based, except to the extent required by law. In addition, the COVID-19 pandemic and the associated containment efforts have had a serious adverse impact on the economy, the severity and duration of which are uncertain. Government stabilization efforts will only partially mitigate the consequences. The extent and duration of the impact on the Company’s business and operations is highly uncertain, and that impact includes effects on its clinical trial operations and supply chain. Factors that will influence the impact on the Company’s business and operations include the duration and extent of the pandemic, the extent of imposed or recommended containment and mitigation measures, and the general economic consequences of the pandemic. The pandemic could have a material adverse impact on the Company’s business, operations and financial results for an extended period of time.

CONTACTS

ERYTECH Eric Soyer CFO & COO	LifeSci Advisors, LLC Investor Relations Corey Davis, Ph.D.	NewCap Mathilde Bohin / Louis-Victor Delouvrier Investor relations Nicolas Merigeau Media relations

+33 4 78 74 44 38 investors@ERYTECH.com	+1 (212) 915—2577 cdavis@lifesciadvisors.com	+33 1 44 71 94 94 ERYTECH@newcap.eu